UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-12(I)-B (THREE-YEAR STATEMENT)

For the period ending December 31, 2006

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE 71(b)

1. Name and business address of person filing statement.

See attached Exhibit A

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

See attached Exhibit B

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

Portland General Electric Company, a subsidiary of Enron Corp.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in such position or relationship.

See attached Exhibit C

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)
Salary or other compensations
Name of recipient	received (a)	to be (b)	Person or company form whom received or to be received

See attached Exhibit D

(b) Basis for compensation if other than salary.

    The undersigned employees of Portland General Electric Company may participate in certain employee benefit plans and may receive a bonus under an incentive compensation plan; however, the amount, if any, of such bonus and other benefits cannot presently be predicted.

    Michael A. Andrews LLC receives a monthly retainer.

    Thomas Mark receives hourly fees.

    Wexler & Walker Public Policy Associates receives monthly fees.

6. (To be answered in supplementary statement only. See instructions). Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

(a) Total amount of routine expenses charged to client: $:

Not applicable

(b) Itemized list of all other expenses.

No other expenses

SIGNATURES

(i) Portland General Electric Company employees

By:	/s/ Frank Afranji	Date:	April 7, 2004
Frank Afranji

By:	/s/ Carol A. Dillin	Date:	April 7, 2004
Carol A. Dillin

By:	/s/ Jeffrey J. Dudley	Date:	April 7, 2004
Jeffrey J. Dudley

By:	/s/ Peggy Y. Fowler	Date:	April 7, 2004
Peggy Y. Fowler

By:	/s/ Richard J. Goddard	Date:	April 7, 2004
Richard J. Goddard

By:	/s/ Julie A. Keil	Date:	April 7, 2004
Julie A. Keil

By:	/s/ Pamela G. Lesh	Date:	April 8, 2004
Pamela G. Lesh

By:	/s/ James F. Lobdell	Date:	April 7, 2004
James F. Lobdell

By:	/s/ Douglas R. Nichols	Date:	April 7, 2004
Douglas R. Nichols

By:	/s/ James J. Piro	Date:	April 7, 2004
James J. Piro

By:	/s/ Sania Radcliffe	Date:	April 7, 2004
Sania Radcliffe

By:	/s/ Robin Tompkins	Date:	April 7, 2004
Robin Tompkins

By:	/s/ Lyn Williams	Date:	April 7, 2004
Lyn Williams

SIGNATURES (Continued)

(ii) Michael A. Andrews, LLC

By:	/s/ Michael A. Andrews	Date:	April 7, 2004
Michael A. Andrews

(iii)

By:	/s/ Thomas Mark	Date:	April 8, 2004
Thomas Mark

(iv) Wexler & Walker Public Policy Associates

By:	/s/ Joel Malina	Date:	April 8, 2004
Joel Malina

EXHIBIT A

Names and business addresses of persons who may act during 2004, 2005, and 2006 in matters included within the exemption provided by paragraph (b) of Rule 71:

  Portland General Electric Company employees:

Frank Afranji

Carol A. Dillin

Jeffrey J. Dudley

Peggy Y. Fowler

Richard J. Goddard

Julie A. Keil

Pamela G. Lesh

James F. Lobdell

Douglas R. Nichols

James J. Piro

Sania Radcliffe

Robin Tompkins

Lyn Williams

The business address of each of whom is 121 SW Salmon Street, Portland, OR 97204

(ii) Michael A. Andrews, LLC

The business address is 1225 I Street NW, Suite 600, Washington, D.C. 20005

(iii) Thomas Mark

The business address is 423 Atlantic Avenue, New York, NY 11217

(iv) Wexler & Walker Public Policy Associates

The business address is 1317 F Street, Suite 600, Washington, D.C. 20004

EXHIBIT B

Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71:

  Portland General Electric Company employees

Frank Afranji None

Carol A. Dillin None

Jeffrey J. Dudley None

Peggy Y. Fowler None

Richard J. Goddard None

Julie A. Keil None

Pamela G. Lesh None

James F. Lobdell None

Douglas R. Nichols None

James J. Piro None

Sania Radcliffe None

Robin Tompkins None

Lyn Williams None

(ii) Michael A. Andrews, LLC

Michael A. Andrews

The business address is 1225 I Street NW, Suite 600, Washington, D.C. 20005

(iii) Thomas Mark None

(iv) Wexler & Walker Public Policy Associates

Joel Malina

The business address is 1317 F Street, Suite 600, Washington, D.C. 20004

EXHIBIT C

Name	Position

(i) Portland General Electric Company employees

Frank Afranji	Director, Transmission and Reliability Services

Carol A. Dillin	Vice President, Public Policy

Jeffrey J. Dudley	Associate General Counsel

Peggy Y. Fowler	Chief Executive Officer and President

Richard J. Goddard	Manager, Transmission Planning and Expansion

Julie A. Keil	Director, Hydro Licensing

Pamela G. Lesh	Vice President, Regulatory and Federal Affairs

James F. Lobdell	Vice President, Power Operations

Douglas R. Nichols	Vice President, General Counsel and Secretary

James J. Piro	Executive Vice President, Finance, Chief Financial Officer and Treasurer

Sania Radcliffe	Federal Policy Specialist

Robin Tompkins	Director, Federal and Regional Affairs

Lyn Williams	Manager, Federal and Regional Affairs

(ii) Michael A. Andrews LLC	Lobbyist - Lobby the US Congress and FERC on matters pertinent to the utility industry

(iii) Thomas Mark	Consultant on FERC matters pertinent to the utility industry

(iv) Wexler & Walker Public Policy Associates	Lobbyist - Lobby the US Congress and FERC on matters pertinent to the utility industry

EXHIBIT D

Salary or other compensations
Name of recipient	received (a)	to be (b)*	Person or company from whom received or to be received
(i) Portland General Electric Company employees
Frank Afranji	Not Applicable	Compensation	Portland General Electric Company
Carol A. Dillin		information is filed	in each instance
Jeffrey J. Dudley		under confidential
Peggy Y. Fowler		treatment pursuant
Richard J. Goddard		to Rule 104(b).
Julie A. Keil
Pamela G. Lesh
James F. Lobdell
Douglas R. Nichols
James J. Piro
Sania Radcliffe
Robin Tompkins
Lyn Williams

(ii) Michael A. Andrews LLC

(iii) Thomas Mark

(iv) Wexler & Walker Public Policy Associates

* For the calendar years 2005 and 2006, it is estimated that the undersigned will receive compensation comparable to the estimate to be received in 2004, but the amount of compensation cannot presently be forecast with any degree of precision.